[GRAPHIC LOGO OMITTED]
Fresenius Medical Care

INVESTOR NEWS


                                            FRESENIUS MEDICAL CARE AG
                                            INVESTORRELATIONS
                                            Else-Kroner-Str. 1
                                            D-61352 Bad Homburg

                                            Contact:

                                            Oliver Maier
                                            Phone: + 49 6172 609 2601
                                            Fax:   + 49 6172 609 2301
                                            E-mail: ir-fms@fmc-ag.com

                                            North America: Heinz Schmidt
                                            Phone: + 1 781 402 9000 Ext.: 4518
                                            Fax:   + 1 781 402 9741
                                            E-mail: ir-fmcna@fmc-ag.com

                                            Internet: http://www.fmc-ag.com
                                                      ---------------------

                                            MARCH 5, 2002


FRESENIUS MEDICAL CARE AG REPORTS FOURTH QUARTER AND FULL YEAR 2001 RESULTS; 2001 EARNINGS GREW 15% TO $ 245 MILLION; FOURTH QUARTER FREE-CASH FLOW AND FULL YEAR OPERATING CASH FLOW AT RECORD LEVELS


BAD HOMBURG, GERMANY -- MARCH 05, 2002 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of dialysis products and services, today announced EARNINGS AFTER TAXES of $ 245 million (+15%) for the year ended December 31, 2001 (before the special charge/expenses). Including the previously announced special charge for 1996 merger-related legal matters of $ 258 million ($ 177 million after tax) and related prior quarter expenses of $ 7 million ($ 4 million after tax) net income for 2001 was $ 63 million. The Company has announced this special charge on February 13, 2002 and confirms its belief that this financially resolves the remaining merger-related legal matters pending at this time.

NET REVENUES for 2001 increased to $ 4,859 million from $ 4,201 million, an increase of 16% (17% constant currency). Organic sales growth in 2001 was 9%, whereas 8% sales growth came from acquisitions, mainly based on the acquisition of Everest Healthcare Services Corporation.

Earnings before interest and taxes (EBIT) for 2001 increased 4% to $ 644 million (before the special charge/expenses) from $ 621 million last year. EBIT including the special charge/expenses was $ 379 million. This resulted in an OPERATING MARGIN (before special charge/expenses) of 13.3% compared to 14.8% in 2000. The operating margin was mainly influenced by currency (0.3%), higher bad debt expenses (0.3%) and strategic initiatives including the roll-out of single-use dialyzers in FMC's North American clinics (0.4%).

Earnings per share (EPS) were up 7% to $ 2.53 for 2001 (before special charge/expenses), compared to an EPS of $ 2.37 for 2000. Including the special charge/expenses EPS were $ 0.65 per share. The weighted average number of shares outstanding during 2001 was 96 million compared with 89 million in 2000. Earnings per American Depositary Share (ADS) for 2001 were $ 0.84 per ADS versus earnings of $ 0.79 per ADS for 2000. Including the special charge/expenses the earnings per ADS were $ 0.22 per share. Three ADS's are equivalent to one share.

REVENUES in NORTH AMERICA, which accounted for 74% of total revenue, increased 17% to $ 3,602 million, with dialysis care increasing 20% to $ 3,131 million and dialysis products up 5% to $ 748 million (incl. internal sales of $ 277 million). Excluding internal sales dialysis products revenues were flat compared to 2000.

INTERNATIONAL REVENUES rose 12% to $ 1,257 million compared to last year. In constant currency International revenues advanced 18% compared to 2000. International dialysis care revenues, which increased by 31% to $ 426 million on a constant currency basis, once again reflected the successful expansion of the International dialysis care business in key areas. The 14% constant currency growth rate in International dialysis product revenues (incl. internal sales) is in excess of the average growth rate in these markets.

As of December 31, 2001, the Company operated a total of 1,400 clinics worldwide, of which 370 clinics were outside of North America. In the year 2001, 88 clinics were added via acquisitions and more than 70 new clinics (de novo) were opened by the Company. In 2001, Fresenius Medical Care AG performed approximately 15.2 million dialysis TREATMENTS, which represents an increase of 18% over last year. North America accounted for 11.1 million treatments (+16%) and the International segment for 4.1 million treatments (+24%).

The Company generated a record $ 424 million of CASH FROM OPERATIONS in 2001 being up 8% from the year 2000. A total $ 251 million (net of disposals) was spent for CAPITAL EXPENDITURES during 2001. FREE CASH FLOW (cash from operations less capital expenditures) for 2001 reached $ 173 million supported by a record Free Cash Flow in the fourth quarter 2001 of $ 83 million (+13%). The Company has seen a very strong cash collection in the fourth quarter of 2001 with days of sales outstanding down by one day for the full year 2001. Acquisitions totaled $ 461 million of which $ 217 million was paid in cash.

Consistent with prior years the Company will continue to follow an earnings driven dividend policy. The dividend proposal will be calculated on the earnings before the special charge for 1996 merger-related legal matters. Shareholders can, for the fifth year in a row, expect INCREASING DIVIDENDS FOR THE YEAR 2001. The Managing Board will propose to the Supervisory Board a dividend of EURO 0.85 per ordinary share (2000: EURO 0.78) and EURO 0.91 per preference share (2000:
EURO 0.84) for shareholder approval at the annual general meeting on May 22, 2002.

FOURTH QUARTER RESULTS

NET REVENUES for the fourth quarter of 2001 increased 17% to $ 1,270 million (18% constant currency) from $ 1,082 million. This development was mainly based on a strong same store dialysis care revenue growth of 10% and a same store treatment growth of 9% in the fourth quarter 2001.

Earnings before interest and taxes (EBIT) in the fourth quarter of 2001 decreased 1% to $ 152 million (before special charge) from $ 153 million in the same period last year.

Fresenius Medical Care AG achieved an OPERATING MARGIN (before special charge) of 12.0% in the fourth quarter of 2001. On a comparable basis the EBIT margin in the fourth quarter 2000 was 14.1%. The difference of 2.1% is mainly due to the Company's investments in single-use dialyzers in FMC's North American clinics (0.6%), higher bad debt expenses (0.4%), higher personnel expenses (0.2%) and higher expenses for the certification of de novo clinics (0.2%).

Earnings per share (EPS) were $ 0.62 for the fourth quarter of 2001, down 2% compared with EPS of $ 0.63 for the fourth quarter of 2000. Including the special charge EPS were minus $ 1.21 per share for the fourth quarter of 2001. The weighted average number of shares outstanding during the fourth quarter of 2001 was approximately 96.1 million compared with 93.8 million in the fourth quarter 2000. Earnings per American Depository Share (ADS) before special charge for the fourth quarter were $ 0.21 versus US$ 0.21 per ADS for the same period in 2000. Three ADS's are equivalent to one share.

The Company generated $ 165 million in CASH FROM OPERATIONS in the fourth quarter 2001, representing an increase of 6% over the fourth quarter of 2000. As a result, the company's FREE CASH FLOW was particularly strong in the fourth quarter of 2001 with $ 83 million. CAPITAL EXPENDITURES in the fourth quarter 2001 were $ 82 million, on the same level as in the fourth quarter of 2000.

REVENUES in NORTH AMERICA, which accounted for 72% of total revenue, increased 17% to $ 918 million, with dialysis care increasing at 20% and dialysis products revenues up 8% (including internal sales). The introduction of the UltraCare
(TM) therapy in North America is on target. The core element of UltraCare (TM) is the introduction of single-use dialyzers in the US. With this new therapy FMC is setting new standards for tangibly better hemodialysis outcomes in the United States.

INTERNATIONAL REVENUES rose 20% to $ 352 million compared to the fourth quarter of last year. On a currency-adjusted basis, International revenues advanced 21% compared to the fourth quarter of 2000. Growth in International dialysis care revenues, which increased by 26% (currency-adjusted), once again reflected the successful expansion of the International dialysis care business in key areas. In the fourth quarter 2001, the Company performed around 1.1 million dialysis treatments. Patient growth was 22% year over year. Additionally, the Company expanded its European Clinical Database where data of more than 13,000 patients are stored. In the UK and in Spain the conversion of patients to the new FX-class dialyzer is completed. The targeted conversion of patients in FMC centers to the FX-class filter at this point in time was completed.

In ARGENTINA Fresenius Medical Care achieved sales growth of 19% and an earnings after tax growth of 30% in the fiscal year 2001. Judging from today's situation the Company does not expect impairment issues in the group financial statements relating to its investment in Argentina.

GUIDANCE 2002 / 2003
Fresenius Medical Care AG expects an organic revenue growth for 2002 of around 6%. This includes the recent adverse currency impact in Argentina. Excluding the devaluation in Argentina revenues are expected to grow by about 8%. The Company expects to report earnings after tax (EAT) of more than $ 350 million based on the new US-GAAP goodwill accounting rules in 2002. This expected result includes the anticipated impact of the Peso devaluation in Argentina and the expenses related to the roll-out of single-use dialyzers in the U.S. Not included are extraordinary expenses of approximately $ 12 million after taxes related to the early redemption of the 9% Trust Preferred Securities in February 2002.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented "We successfully completed a challenging year. We achieved a record cash flow from operations of $ 424 million and made strategic investments that allow us to build on our fundamentally strong position in the market place as well as, we believe, improving the quality of patient care. We put behind us financially the legal issues remaining from the 1996 NMC acquisition. During 2002 our major focus will be directed towards returning our North American margin to pre 2001 levels. We see opportunities of growth in North America in the renal business beyond the continued patient growth in the area of disease state management for which we are well prepared and positioned. In the International region we continued to expand our dialysis care network of clinics, introduced new innovative products, both in the dialysis machine and dialyzer membrane technologies. Furthermore, we are increasing dialyzer manufacturing capacity by 200% at our Ogden, Utah plant and opened a plant in Buzen, Japan. The global same-store patient care revenues accelerated to 10% and the same store treatment growth was 7%, which clearly demonstrates the strength of our renal business. We made solid progress in our global leadership position and we took clear measures positioning us as the world's leading renal therapy company."

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,100,000 individuals worldwide. Through its network of approximately 1,400 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides dialysis treatment to approximately 105,830 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.
   ---------------------

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the continued availability of financing and liquidity. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

                                      ****

Fresenius Medical Care AG
Statements of Earnings at current exchange rate
(in US-$ thousands except share and per share data)
(in accordance with US-GAAP and after special charge/expenses)

                                         Three Months   Three Months
                                           Ended          Ended
                                          December       December
                                          31, 2001       31, 2000     % Change
                                         -----------    -----------   --------
Net revenues
Dialysis Care                                918,687        761,030      20.7%
Dialysis Products                            351,706        321,115       9.5%
                                         -----------    -----------    ------
                                           1,270,393      1,082,145      17.4%

Cost of revenues                             847,200        708,765      19.5%
                                         -----------    -----------    ------
Gross profit                                 423,193        373,380      13.3%

Selling, general
 and administrative                          260,051        211,506      23.0%
Special charge for legal matters(1)          258,159
Research and development                      11,208          8,782      27.6%
                                         -----------    -----------    ------
Operating income
(EBIT)                                      (106,225)       153,092
                                         ===========    ===========    ======
Interest (income) expense, net                58,262         52,252      11.5%
                                         -----------    -----------    ------
Earnings before income
 taxes and minority interest                (164,487)       100,840

Income tax expense                           (48,422)        41,517
Minority interest                                596            635      -6.1%
                                         -----------    -----------    ------
Net income                               ($  116,661)   $    58,688
                                         ===========    ===========    ======


Earnings per ordinary share                   ($1.21)         $0.63
Earnings per ordinary ADS                     ($0.40)         $0.21
Earnings per preference share                 ($1.20)         $0.64
Earnings per preference ADS                   ($0.40)         $0.21

Average weighted number of shares
Ordinary shares                           70,000,000     70,000,000
Preference shares                         26,137,839     23,763,168

Percentages of revenue

Cost of revenues                               66.7%          65.5%
Gross profit                                   33.3%          34.5%

Selling, general and administrative            20.5%          19.5%
Special charge for legal matters(1)            20.3%
Research and development                        0.9%           0.8%
                                         -----------    -----------
Operating income
(EBIT)                                         -8.4%          14.1%
                                         ===========    ===========
Interest (income) expense, net                  4.6%           4.8%
                                         -----------    -----------
Earnings before income
 taxes and minority interest                  -12.9%           9.3%

Income tax expense                             -3.8%           3.8%
Minority interest                               0.0%           0.1%
                                         -----------    -----------
Net income                                     -9.2%           5.4%
                                         ===========    ===========
EBITDA                                         -2.0%          21.1%
                                         ===========    ===========

                                         Twelve Months  Twelve Months
                                           Ended          Ended
                                          December       December
                                          31, 2001       31, 2000     % Change
                                         ------------   ------------  --------
Net revenues
Dialysis Care                              3,557,234      2,944,625      20.8%
Dialysis Products                          1,302,084      1,256,713       3.6%
                                         -----------    -----------    ------
                                           4,859,318      4,201,338      15.7%

Cost of revenues                           3,220,198      2,734,593      17.8%
                                         -----------    -----------    ------
Gross profit                               1,639,120      1,466,745      11.8%

Selling, general and administrative          966,044        813,997      18.7%
Special charge for legal matters(1)          258,159
Research and development                      35,700         31,935      11.8%
                                         -----------    -----------    ------
Operating income
(EBIT)                                       379,217        620,813
                                         ===========    ===========    ======
Interest (income)
 expense, net                                222,929        216,105       3.2%
                                         -----------    -----------    ------
Earnings before income
 taxes and minority interest                 156,288        404,708

Income tax expense                            91,202        189,772     -51.9%
Minority interest                              1,732          2,861     -39.5%
                                         -----------    -----------    ------
Net income                               $    63,354    $   212,075
                                         ===========    ===========    ======

Earnings per ordinary share                    $0.65          $2.37
Earnings per ordinary ADS                      $0.22          $0.79
Earnings per preference share                  $0.70          $2.43
Earnings per preference ADS                    $0.23          $0.81

Average weighted number of shares
Ordinary shares                           70,000,000     70,000,000
Preference shares                         26,035,330     19,002,118

Percentages of revenue

Cost of revenues                                66.3%         65.1%
Gross profit                                    33.7%         34.9%

Selling, general and administrative             19.9%         19.4%
Special charge for legal matters(1)              5.3%
Research and development                         0.7%          0.8%
                                         -----------    -----------
Operating income
(EBIT)                                           7.8%         14.8%
                                         ===========    ===========
Interest (income) expense, net                   4.6%          5.1%
                                         -----------    -----------
Earnings before income
 taxes and minority interest                     3.2%          9.6%

Income tax expense                               1.9%          4.5%
Minority interest                                0.0%          0.1%
                                         -----------    -----------
Net income                                       1.3%          5.0%
                                         ===========    ===========
EBITDA                                          14.5%         21.7%
                                         ===========    ===========

Fresenius Medical Care AG
Statements of Earnings at current exchange rate
(in US-$ thousands except share and per share data)

                           Three Months   Three Months
                             Ended           Ended
                            December        December
                            31, 2001        31, 2000       % Change
                           -----------    ------------     ----------
Segment and
other Information
-----------------
(in US-$ million)

Sales

North America                        918              788          16.5%
International                        352              294          19.8%
                              ----------     ------------     ----------
Total sales                        1,270            1,082          17.4%
                              ==========     ============     ==========

EBIT

North America                         95              110         -13.8%
International                         65               49          31.6%
Corporate                             -7               -6          27.7%
                              ----------     ------------     ----------
EBIT before special charge
 and related expenses                152              153          -0.8%
                              ==========     ============     ==========
Special charge for
 legal matters(1)                    258
Related prior quarter
 expenses
                              ----------     ------------     ----------
EBIT after special charge
  and related expenses              -106             -153        -169.4%
                              ==========     ============     ==========

Net income

Net income before special
 charge and related expenses          60               59           3.1%
Special charge for legal
 matters, net of taxes (1)           177
Related prior quarter
 expenses, net of taxes
                              -----------    ------------     ----------
Net income after special
 charge and related expenses        -117               59           0.0%
                              ==========     ============     ==========


Depreciation / Amortization           80              76
Allowance for doubtful
 accounts                             30              22

Employees (Dec. 31)
Full-time equivalents

                              Twelve Months  Twelve Months
                                 Ended           Ended
                                December        December
                                31, 2001        31, 2000        % Change
                              ------------   -------------     ----------
Sales

North America                       3,602            3,082          16.9%
International                       1,257            1,120          12.3%
                              -----------     ------------     ----------
Total sales                         4,859            4,201          15.7%
                              ===========     ============     ==========

EBIT

North America                         446              429           3.9%
International                         216              195          11.0%
Corporate                             -18               -3         431.8%
                              -----------     ------------     ----------
EBIT before special charge
 and related expenses                 644              621           3.7%
                              ===========     ============     ==========
Special charge for
 legal matters(1)                     258
Related prior quarter expenses          7
                              -----------     ------------     ----------
EBIT after special charge
  and related expenses                379              621         -38.9%
                              ===========     ============     ==========

Net income

Net income before special
 charge and related expenses          245              212          15.3%
Special charge for legal
  matters net of taxes (1)            177
Related prior quarter
 expenses, net of taxes                 4
                              -----------     ------------     ----------
Net income after special
 charge and related expense            63              212         -70.1%
                              ===========     ============     ==========

Depreciation / Amortization           324              293
Allowance for doubtful
 accounts                             100               70

Employees ( Dec. 31)
Full-time equivalents              37,331           33,316


(1) Special charge for 1996 merger-related legal matters


Fresenius Medical Care AG
Balance Sheet
(in US-$ million)

                                          12/31/2001     12/31/2000
                                          ----------     ----------
Assets

Current assets                                 1,779          1,581
Intangible assets                              3,682          3,475
Other non-current assets                       1,055            923
-------------------------------------------------------------------
 Total assets                                  6,516          5,979

Liabilities and shareholders'equity

Current liabilities                            1,377          1,390
Long-term liabilites                           2,522          1,910
Shareholders` equity                           2,617          2,679
-------------------------------------------------------------------
 Total liabilities and shareholders' equity    6,516          5,979

Debt                                           2,884          2,639

Equity/assets ratio:                             40%            45%

Fresenius Medical Care AG
Cash Flow Statement
(in US-$ million)
                                            Year ended     Year ended
                                           December 31,   December 31,
                                              2001            2000
                                            ----------     ----------

   Net income                                       63            212
   Depreciation / amortization                     324            293
   Change in working capital
    and other non cash items                        37           (114)
                                            ----------     ----------
Cash from operating activities                     424            391
                                            ----------     ----------

   Capital expenditures, net                      (251)          (207)

Free Cash flow                                     173            184

   Acquisitions, net of
    cash acquired                                 (217)          (275)
                                            ----------     ----------
Free Cash flow after investing activities          (44)           (91)
                                            ----------     ----------

   Proceeds from
    issuance of stock                                6            558
   Proceeds from issuance of
    Trust Preferred Securities                     471
   Change in other debt                           (368)          (351)
   Dividends paid                                  (66)           (51)
                                            ----------     ----------
Cash flow from financing
  activities                                        43            156
                                            ----------     ----------

   Effects of exchange
    rates on cash                                   (3)           (35)
                                            ----------     ----------

Net (decrease)
  increase in cash                                  (3)            30

Cash at beginning of period                         65             35
                                            ----------     ----------
Cash at end of period                               62             65
                                            ==========     ==========